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                                                            EXHIBIT 11


                  NAVISTAR INTERNATIONAL CORPORATION
                           AND SUBSIDIARIES
                  ----------------------------------
           COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE


     A. Primary: See the Statement of Income (Loss) and Note 7 to the Financial Statements contained in the Navistar International Corporation 1994 Annual Report to Shareowners incorporated herein by reference.

     B. Full Dilution: Net income (loss) per common share assuming full dilution is computed by assuming that all options and warrants which are exercisable below market prices are assumed to be exercised, and the proceeds applied to reduce common stock outstanding. The computations assume that convertible preferred and preference stock are converted to common stock. Income (loss) is divided by the weighted average number of common shares outstanding and unconditionally issuable at the end of each month during the period, adjusted for the net effects of the exercise of options and warrants and the conversion of convertible preferred and preference stocks.

                                                          YEARS ENDED OCTOBER 31
Millions of Dollars                                     1994       1993       1992
- --------------------------------------------------    --------   --------   --------
Income (loss) of continuing operations ...........    $    102   $   (273)  $   (147)
Loss of discontinued operations ..................         (20)         -        (65)
                                                      --------   --------   --------
Income (loss) before cumulative effect
  of changes in accounting policy.................          82       (273)      (212)
Cumulative effect of changes
  in accounting policy ...........................           -       (228)         -
                                                      --------   --------   --------
Net income (loss) ................................    $     82   $   (501)  $   (212)

                                                      ========   ========   ========

Average common and common equivalent shares (millions):

Average common shares outstanding as adjusted
  per primary computation ........................        74.6       34.9       25.3
Assuming conversion of Series G ..................          .6         .6         .6
Assuming conversion of Series D ..................           -         .1          -
Assuming exercise of options and
  warrants reduced by the number of
  shares which could have been
  purchased with the proceeds from
  exercise of such options .......................           -          -         .1
                                                      --------   --------   --------
Average common and dilutive
  common equivalent shares as adjusted ...........        75.2       35.6       26.0
                                                      ========   ========   ========
Income (loss) per common share assuming
  full dilution (dollars):
    Continuing operations ........................    $   1.36 # $  (7.64)# $  (5.67)#
    Discontinued operations ......................        (.27)         -      (2.49)#
    Cumulative effect of changes in
      accounting policy ..........................           -      (6.42)#        -
                                                      --------   --------   --------
Net income (loss) ................................    $   1.09 # $ (14.06)# $  (8.16)#
                                                      ========   ========   ========

     # This calculation is submitted in accordance with Regulation S-K item 601(b)(11) of the Securities Exchange Act, although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive result.





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